Exhibit 99. 1

SHANGPHARMA CORPORATION ENTERS INTO DEFINITIVE MERGER AGREEMENT FOR GOING PRIVATE TRANSACTION

SHANGHAI, China, December 21, 2013 – ShangPharma Corporation (NYSE: SHP) (the “Company”), a leading China-based pharmaceutical and biotechnology research and development outsourcing company, today announced that the Company has entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with ShangPharma Holdings Limited (“Holdings”), ShangPharma Parent Limited (“Parent”) and ShangPharma Merger Sub Limited (“Merger Sub”), pursuant to which Parent will acquire the Company for US$0.50 per ordinary share or US$9.00 per American Depositary Share, each representing eighteen ordinary shares (“ADS”). This represents a 30.8% premium over the closing price of $6.88 per ADS as quoted by the New York Stock Exchange (the “NYSE”) on July 5, 2012, the last trading day prior to the Company’s announcement on July 6, 2012 that it had received a “going private” proposal, and a 44.8% and 34.2% premium to the volume-weighted average closing price of the Company’s ADSs during the 30 and 60 trading days prior to August 13, 2012, respectively. The consideration to be paid to holders of ordinary shares and ADSs implies an equity value of the Company at approximately US$173 million, on a fully diluted basis.

Pursuant to the Merger Agreement and subject to the satisfaction or waiver of its terms and conditions, Merger Sub, which is wholly owned by Parent, will be merged with and into the Company, with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent (the “Merger”). In connection with and at the effective time of the Merger, all of the Company’s ordinary shares issued and outstanding immediately prior to the effective time of the Merger (including ordinary shares represented by ADSs) will be canceled and converted into and exchanged for the right to receive US$0.50 per ordinary share or US$9.00 per ADS, in each case, in cash and without interest, except for the (i) ordinary shares (including ordinary shares represented by ADSs) owned by certain shareholders of the Company, including affiliates of Mr. Michael Xin Hui, the chairman of the board of directors and chief executive officer of the Company, Mr. Kevin Penghui Chen, a director of the Company, and TPG Star Charisma Limited and TPG Biotech II Charisma Limited (collectively “TPG”), which are subject to a contribution agreement with Holdings and Parent whereby such shareholders have agreed to contribute such ordinary shares (the “Rollover Shares”) to Holdings in exchange for ordinary shares of Holdings (ii) ordinary shares owned by the Company as treasury shares and ordinary shares (including ordinary shares represented by ADSs) owned by ChemExplorer Investment Holdings Limited and ChemPartner Investment Holdings Limited as are required to fully settle any and all vested but unsettled restricted share units as of the closing date of the Merger Agreement that were granted under (A) the Founder’s 2008 Equity and Performance Incentive Plan, or (B) the Company’s 2010 Share Incentive Plan, which will be cancelled for no consideration; and (iii) ordinary shares owned by holders of such ordinary shares who have validly exercised and not lost their appraisal rights pursuant to Section 238 of the Cayman Islands Companies Law, as amended, which will be canceled and will entitle the former holders thereof to receive the appraised value thereon in accordance with such holder’s appraisal rights under the Cayman Islands Companies Law.

Holdings, Parent, and Merger Sub are all newly-formed Cayman Islands exempted companies with limited liability. Immediately after the completion of the Merger, Parent will be beneficially owned by ChemExplorer Investment Holdings Limited, ChemPartner Investment Holdings Limited, Joint Benefit Group Limited, Han Ming Tech Investment Limited and TPG (collectively, the “Buyer Group”). Each of ChemExplorer Investment Holdings Ltd. and ChemPartner Investment Holdings Limited is a British Virgin Islands company beneficially owned by Mr. Michael Xin Hui and three trusts, of which Mr. Michael Xin Hui and his family members are beneficiaries. Joint Benefit Group Limited is beneficially owned by Hui Family Trust, of which Mr. Michael Xin Hui’s family members are beneficiaries. Han Ming Tech Investment Limited is beneficially owned by Mr. Kevin Penghui Chen, a director of the Company. The Buyer Group collectively beneficially owns approximately 66% of the outstanding shares of the Company (excluding outstanding options of the Company).

Holdings, Parent and Merger Sub intend to fund the Merger consideration through a combination of a cash contribution from TPG Star Charisma Ltd., TPG Biotech II Charisma Ltd., and Joint Benefit Group Limited, pursuant to customary equity commitment letters, and the proceeds from a committed loan facility from Standard Chartered Bank (Hong Kong) Limited, pursuant to a debt commitment letter.

The Company’s board of directors, acting upon the unanimous recommendation of the independent committee (“Independent Committee”) formed by the board of directors, approved the Merger Agreement and the Merger and resolved to recommend that the Company’s shareholders vote to authorize and approve the Merger Agreement and the Merger. The Independent Committee, which is composed solely of directors of the Company who are unaffiliated with any of Holdings, Parent, Merger Sub, the Buyer Group or any of the management members of the Company, exclusively negotiated the terms of the Merger Agreement with the assistance of its financial and legal advisors.

The Merger, which is currently expected to close during the first or second quarter of 2013, is subject to customary closing conditions as well as the approval by an affirmative vote of shareholders representing two-thirds or more of the ordinary shares present and voting in person or by proxy as a single class at a meeting of the Company’s shareholders which will be convened to consider the approval of the Merger Agreement and the Merger. In the event that the Company’s board of directors changes its recommendation with respect to the Merger Agreement and the Merger, and the Merger Agreement has not subsequently been terminated by Parent as a result of such change in recommendation, the approval of the Merger Agreement and the Merger will also require the affirmative vote of holders of ordinary shares (other than Rollover Shares) representing a majority of the outstanding ordinary shares (other than the Rollover Shares) present and voting in person or by proxy at the meeting of the Company’s shareholders convened to approve the Merger Agreement and the Merger.

Concurrently with the execution of the Merger Agreement, the members of the Buyer Group have entered into a voting agreement with Parent and the Company whereby they have agreed, among other things, to vote in favor of approval of the Merger Agreement and Merger. This represents voting commitments from shareholders beneficially owning approximately 66% of the Company’s outstanding shares. If completed, the Merger will result in the Company becoming a privately-held company and its ADSs will no longer be listed on the NYSE.

J.P. Morgan Securities (Asia Pacific) Limited is serving as financial advisor to the Independent Committee. O’Melveny and Myers LLP is serving as U.S. legal advisor to the Independent Committee and Conyers Dill & Pearman is serving as Cayman Islands legal advisor to the Independent Committee. Kirkland and Ellis LLP is serving as U.S. legal advisor to J.P. Morgan Securities (Asia Pacific) Limited.

Ropes & Gray LLP is serving as U.S. legal advisor to the Buyer Group and to TPG. Latham & Watkins LLP is serving as U.S. legal advisor to Mr. Michael Xin Hui. Maples and Calder and Fangda Partners are serving as Cayman Islands and PRC legal advisor to the Buyer Group, respectively.

Skadden, Arps, Slate, Meagher & Flom LLP is serving as U.S. legal advisor to the Company.

Additional Information about the Transaction

The Company will furnish to the Securities and Exchange Commission (the “SEC”) a report on Form 6-K regarding the proposed transactions described in this announcement, which will include the Merger Agreement related to the Merger. All parties desiring details regarding the Merger are urged to review these documents, which will be available at the SEC’s website (http://www.sec.gov).

In connection with the Merger, the Company will prepare and mail a proxy statement to its shareholders. In addition, certain participants in the Merger will prepare and mail to the Company’s shareholders a Schedule 13E-3 transaction statement. These documents will be filed with or furnished to the SEC. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE TRANSACTION AND RELATED MATTERS. In addition to receiving the proxy statement and Schedule 13E-3 transaction statement by mail, shareholders also will be able to obtain these documents, as well as other filings containing information about the Company, the Transaction and related matters, without charge, from the SEC’s website (http://www.sec.gov) or at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. In addition, these documents can be obtained, without charge, by contacting the Company at the following address and/or phone number:

ShangPharma Corporation

No. 5 Building, 998 Halei Road, Zhangjiang Hi-Tech Park, Pudong New Area

Shanghai, PRC 201203

Phone: +86 (21) 5132 0088

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from our shareholders with respect to the Transaction. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement and Schedule 13E-3 transaction statement relating to the Transaction when it is filed with the SEC. Information regarding certain of these persons and their beneficial ownership of the Company’s ordinary shares as of March 31, 2012 is also set forth in the Company’s Form 20-F, which was filed with the SEC on April 30, 2012. Additional information regarding the interests of such potential participants will be included in the proxy statement and Schedule 13E-3 transaction statement and the other relevant documents filed with the SEC when they become available.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that may be made with the SEC should the Transaction proceed.

About ShangPharma Corporation

ShangPharma Corporation (NYSE: SHP) is a leading China-based contract research organization providing high-quality and cost-effective services for the pharmaceutical and biotechnology industry. It offers a broad range of high-quality, integrated services across the drug discovery and development process to help international and Chinese pharmaceutical and biotechnology companies discover and develop novel drug candidates efficiently. The Company’s services consist of discovery chemistry, discovery biology and preclinical development, pharmaceutical development and biologics services. For more information, please visit www.shangpharma.com.

Safe Harbor: Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “if,” “will,” “expected,” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. Risks, uncertainties and assumptions include: uncertainties as to how the Company’s shareholders will vote at the meeting of shareholders; the possibility that competing offers will be made; the possibility that debt financing may not be available; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement and the proxy statement to be filed by the Company. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company undertakes no ongoing obligation, other than that imposed by law, to update these statements.

For further information, please contact:

ShangPharma Corporation

William Dai

Chief Financial Officer

E-mail: IR@shangpharma.com

Brunswick Group

Josh Gartner

E-mail: shangpharma@brunswickgroup.com

Phone: 86-10-5960-8600